NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 23, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 11, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nuveen New York Quality Income Municipal Fund, Inc. and Nuveen New York AMT-Free Municipal Income Fund became effective before the opening on March 11, 2013. Each share of Common Stock of Nuveen New York Quality Income Municipal Fund, Inc. was exchanged for an equivalent dollar amount of a full Common Shares of Beneficial Interest of Nuveen New York AMT-Free Municipal Income Fund. Cash will be paid in lieu of issuing fractional shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 11, 2013.